EXHIBIT 99.1

Internet Gold Announces Results of Annual and Extraordinary General Meeting of Shareholders

Ramat Gan, Israel – August 8, 2019 - Internet Gold - Golden Lines Ltd. (the “Company” or “Internet Gold”) (NASDAQ Global Select Market and TASE: IGLD).

The Company announces that the Annual and Extraordinary General Meeting of Shareholders of the Company (the “Meeting”) was held on August 8, 2019 at 2 Dov Friedman Street, Ramat Gan 5250301, Israel.

The following resolutions were adopted at the Meeting:

1.	To elect two directors: Moshe Lusky and Yahel Shachar to hold office until the Company’s next annual general meeting of shareholders.

2.	To authorize our Board of Directors to effect a reverse share split of the Company’s ordinary shares at a ratio not to exceed one-for-one hundred and to approve related amendments to the Company’s Memorandum and Articles of Association.

3.	To ratify and approve the reappointment of Somekh Chaikin, registered public accounting firm, a member of KPMG International, as the Company’s independent registered public accountants for the year ending December 31, 2019, and to authorize the Company’s Board of Directors and its audit committee (under their authority in accordance with the Israeli Companies Law), to fix the compensation of such independent registered public accountants in accordance with the volume and nature of their services.

4.	To approve the Arrangement, attached as Exhibit A to the Proxy Statement, including the Arrangement Documents (as defined in the Arrangement) and the other transactions contemplated by, or related to, the Arrangement.

For further details and information, please refer to the Company’s Proxy Statement and the Supplement to Proxy Statement, as were published with respect to the Annual and Extraordinary General Meeting of Shareholders on July 4, 2019 and July 16, 2019 (and to the Company’s report on Form 6-K on July 5, 2019 and July 16, 2019).

About Internet Gold

Internet Gold is a telecommunications-oriented holding company whose principal asset is a 51.95% stake in B Communications Ltd., the owner of 26.34% of outstanding shares of Bezeq The Israel Telecommunication Corporation Limited, the leading communications group in Israel. For more information, please visit the following Internet sites:

www.igld.com

www.bcommunications.co.il

www.ir.bezeq.co.il

Forward-Looking Statements

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in the regulatory and legal compliance environments, the failure to manage growth and other risks detailed from time to time in the Company’s filings with the Securities Exchange Commission. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

There is no certainty that the Searchlight Transaction will be consummated.

For further information, please contact:

Yuval Snir– IR Manager

yuval@igld.com / Tel: +972-3-924-0000